1430 Greg Street, Suite 501
Sparks, Nevada, 89731
Telephone: (775) 955-9500

July 27, 2012

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention: Ronald Alper

Dear Sir:

Re:	EMC Metals Corp. (the “Company”)
Registration Statement on Form S-1
SEC File No. 333-181271

Pursuant to Rule 461(a), the Company hereby requests acceleration of the effective date of the above noted registration statement to July 30, 2012 at 4:00 p.m. Eastern Time, or as soon thereafter as possible. We note that there are no underwriters or agents involved with this offering.

The Company hereby acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

EMC METALS CORP.

Per:	/s/ Edward Dickinson
Edward Dickinson, Chief Financial Officer